SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. improves its governance to create a great corporation

The holding company broadens its focus on multibusiness and air operations

São Paulo, March 31 2010 - TAM S.A.’s Board of Directors announced today (31) the appointment of the executive Marco Antonio Bologna for the position of Executive President at the holding company. This movement is part of a governance-improvement process with the division of responsibilities between the development of new businesses and air operations, allowing the leaderships to increase their focus on their respective areas.

Líbano Barroso, President of TAM Linhas Aéreas, continues heading air operations (passengers and cargo), which include TAM Linhas Aéreas, TAM Airlines (Mercosur), Pantanal Linhas Aéreas and TAM Viagens. He will continue as president of Multiplus S/A until a substitute for the position is appointed.

“The decision to separate the leadership positions in TAM S.A. and TAM Linhas Aéreas represents an important step toward the creation of a great corporation, always having its air operations as its backbone. We have reached a stage at the company where the precise definition of the corporate functions has become strategic,” states the President of the TAM S.A. Board of Directors, Maria Cláudia Amaro.

“Marco Antonio Bologna has in-depth knowledge of the group and will be responsible for the development of new businesses and the institutional relationship. He will also collaborate to ensure a common culture in line with our Mission, Vision and Values. And the President of TAM Linhas Aéreas, Líbano Barroso, will be able to fully dedicate himself to the challenges ahead of him, such as the expansion of the fleet and international routes, the development of mid-density routes and the improvement of our operational excellence,” Maria Cláudia points out.

According to the President of the TAM Board of Directors, the decision to strengthen the governance is directly connected with the size of the business. “We are the biggest airline in the Southern Hemisphere and the biggest aircraft maintenance and repair center in South America. Moreover, we are going after the leadership in tourism operators and fidelity programs. We have multiple opportunities connected to the aviation sector.”

“Bologna and Líbano have proven to be successful and experienced in joint work with a harmonic division of tasks and highly identified with the TAM Values. We trust their talent so that the group can enter a sustainable growth cycle fully aligned with the controlling shareholders’ commitment to TAM’s perpetuity,” Maria Cláudia Amaro stated.

Having graduated in engineering from the São Paulo University Polytechnic School and with a solid career in the financial market, Marco Antonio Bologna had been acting as President at TAM Aviação Executiva, a leading company in the Brazilian executive-aircraft sale market. He was President of TAM Linhas Aéreas, where he is presently a Director. He also integrates the Board of TAM Aviação Executiva.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 42.4% domestic market share and 82.0% international market share in February 2010. We operate regular flights to 42 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.